

                                                                                                  EXHIBIT 12(b)
                                               SALOMON INC AND SUBSIDIARIES
                                       Calculation of Ratio of Earnings to Combined
                                           Fixed Charges and Preferred Dividends
                                                        (Unaudited)

                                                    Three
                                                   Months
                                                    Ended
                                                 March 31,                        Years Ended December 31,
Dollars in millions                                  1995      1994         1993          1992          1991         1990


Earnings:
 Income before taxes and cumulative
   effect of change in accounting principles   $      134   $   (831)    $   1,465     $   1,056    $      919    $     506
 Add fixed charges (see
    below)                                          1,334       4,919        4,644         4,373         5,704        6,032
 Other adjustments                                    (2)         (3)           22            20           (4)         (16)
Earnings as defined                            $    1,466   $   4,085    $   6,131     $   5,449    $    6,619    $   6,522

Fixed Charges and
 Preferred Dividends:
 Interest expense                              $    1,325   $   4,892    $   4,600     $   4,324    $    5,638    $   5,959
 Other adjustments                                      9          27           44            49            66           73
Fixed charges as defined                            1,334       4,919        4,644         4,373         5,704        6,032
Preferred dividends (tax
 equivalent basis)                                     30         129           83           131           121          105
Combined fixed charges
 and preferred dividends                       $    1,364   $   5,048    $   4,727     $   4,504    $    5,825    $   6,137

Ratio of earnings to
 combined fixed charges
 and preferred dividends                             1.07        0.81 *       1.30          1.21          1.14         1.06

NOTES:
The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and tax equivalent preferred dividends into the sum of earnings before taxes and fixed charges.
Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

Tax equivalent preferred dividends represent the pretax earnings necessary to cover preferred stock dividend requirements, assuming such earnings are taxed at the Company's consolidated effective income tax rate.

*  For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends.  The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the year ended December 31, 1994 was $963 million.